Exhibit 99.2

 Trading Under the Symbol: ISDR

Transcript of

Rosehill Resources

IPAS OGIS New York Transcript

April 4, 2017

Participants

Al

Gary Hanna – Chairman

Alan Townsend – President and CEO

Presentation

Al

Okay, everyone, ready to get started with our next presentation. This is a newer name for you all, and it’s Rosehill Resources. We have two gentlemen here with us. The first that’s going to open up is Gary Hanna, who probably many of you will remember from EPL and also from KLR Energy. We also have the President and CEO, Alan Townsend for Rosehill as well.

So, I’ll turn it over, and their breakout session, by the way will be the Chelsea Room, two levels down.

Gary Hanna - Chairman

Thank you, Al, appreciate the invitation. It’s good to be back at OGIS. This is a terrific event. I wanted to take a few minutes just to give you a little bit of background on KLRE, the business combination of KLRE and Tema to form Rosehill. It’s going to be a pure-play Delaware Basin company. I’ll try to make it brief because I really want to turn it over to Alan to really get into the details of the rock and the story and where we’re going. I think it’s very exciting. I’m sure you all have read this disclaimer.

A little introduction there, I’ll just get right to it. This is a little bit of the summary. I was one of the sponsors, along with KLR to form KLRE about a year ago. About 12 months ago, we IPO’d $85 million Special Purpose Acquisition Corporation, a SPAC. We had very specific targets in mind. We were looking for certain attributes in a company, and the business thesis was that there were a lot of private companies out there that were capital constrained, but excellent companies.

We were looking for seasoned, experienced management teams. We were looking for quality balance sheets and guys that had conservatively run their companies, world-class rock, and we’re also looking for a business combination partner that wanted to come in and actually participate with us, that would want to keep some skin in the game.

We set out, scoured the earth, lower 48, I moved to every basin. We looked at about every what we thought were quality companies out there, about 50 of those we looked at. We met they guys from Tema sometime late last summer, love at first sight. These guys clicked off all the boxes for us: world-class rock in the core of the core of the Delaware, experienced management team that had been drilling horizontal wells, cut their teeth in the Barnett, moved into the basin, and a lot of legacy assets owned by the company over the years.

Transcript: Rosehill Resources
Trading Under the Symbol: ISDR	IPAA OGIS New York Transcript April 4, 2017

So, terrific rock, terrific management, terrific balance sheet, and the ownership of the company was through a family-owned company that’s owned by the Rosenbergs out of Baltimore, wonderful people. They were the original founding family of Amoco back in the day, the grandfather, and also ground refining, etc., so sophisticated folks. They really appreciated the growth potential in the basin.

They wanted to roll in as much as possible in the NewCo, so they’re rolling in 90% of their equity into NewCo, taking about $35 million out for just corporate uses and needs, taxes, etc. We thought that was very reasonable. The business combination was entered into in December.

We went out to raise additional capital to fully fund our organic drilling program. We executed a preferred equity deal in December for $75 million that funds at close. We’re about through the proxy process. I think we’re on the second or third round or so of comments, just down to the last couple. We anticipate closing and having the final vote on the proxy in the next couple of weeks, so three weeks, so by the end of the month, we should be fully closed.

We’ll have about roughly $123 million or so in cash, again a fully funded development program. We currently trade under the symbol KLRE as the SPAC. It’s trading just right up against the trust amount. When we come out, when we close, we’ll change the name on NASDAQ to ROSE, Rose. That’s a nod to the Rosenberg family. It’s fairly easy to remember, and then we’ll form Rosehill, and we’ll go from there.

Just hitting the same highlights, I think the keys here are a proven track record, a lot of experience with these guys, conservatively run companies, if you guys know me from the day, it’s like I like to run companies as well. So, philosophically, we’re on the same page, great aligned veteran leadership, again all those things we’re looking for, terrific company right in the core, we call it the hyper-core of the basin. This is the meat of the meat, ten proven stacked benches, about 250 gross locations.

We ran that a little while, that’s 245 net locations, we virtually own 100% of everything that we have, terrific net revenues north of 80% on average, a lot of legacy assets, again they’re HPB from back in the day. The family’s been operating wells in here since the ’50s, so they know their way around this basin very, very well.

Our story is really dirt simple. The growth is a thoughtful, methodical, execution of the organic assets and doing that in a very, deliberate, methodical way. The other side of the coin is the M&A opportunity out in front of us. I think that one of the reasons I want to do it with KLR is because of their knowledge of the basin and the individual players. They bank a lot of these private guys. Their deal flow is tremendous. Their relationships are very deep and long, so we have a lot of targets out there in front of us.

We think we can kind of come in under the radar. There are about 250 independent operated companies in this basin. It is fragmented. It will consolidate just like the Bakken and everything else, so over the next couple of years, we have an opportunity to tack on really in the Delaware seeing a pure-play, 5,000-, 10,000-, 15,000-acre positions. We think we have a lot of these out in front of us. We have a lot that we are very interested in pursuing aggressively post-close. Obviously, we need to have this closed before we can enter into anything definitive at the risk of messing up our proxy, so kind of rich.

I think the other advantage, a little ace in the hole for us is these guys haven’t been sitting on their hands as the commodities were down and they had slowed their drilling down. They’ve done a complete basin study, looked at thousands and thousands of wells, a tremendous amount of well data in this basin with 19,000 or so wells have been drilled in here vertically. So, as they’ve drilled horizontal wells, they’ve looked at all of those, mapped those,

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Transcript: Rosehill Resources
Trading Under the Symbol: ISDR	IPAA OGIS New York Transcript April 4, 2017

where those landed, frac designs, everything else, so when we look at an acquisition, we can grind through these pretty quickly and look at a number of deals simultaneously within our shop, so lots of scalability within the company.

With that, that’s just a quick background on it, I want to turn it over to Alan Townsend. Alan will be the CEO of NewCo. I’ll move to the board, try to direct some traffic in there, obviously supply M&A support from the role position at the board level.

So, with that, I’ll turn it over to Alan Townsend. Alan?

Alan Townsend – President and CEO

Thank you, Gary, and thanks, everybody, for showing up. I want to tell you I’ve been with Tema Oil and Gas since 2001, and we have developed a very interesting asset here in Loving County, but we came up against that capital constraint that a lot of small companies come up against. We were in the process of looking for additional capital when we came across KLR. It was a perfect merger kind of thing because not only did it relieve us of the capital constraints, it allowed us to have a secondary currency by going public where we had stock to make acquisitions, as well as the leadership of Gary on the public side, as well as the KLR network of information and contacts they had for mergers and acquisitions on the throughput.

Looking at our acreage position, this map is about 25 by 25. Just showing our main core area, we’re in the thickest part of Loving County in the Delaware Basin. We have upwards of 3,000 feet of net payout here. We have multiple operators surrounding us, and this shows just where the operators are and what kind of success they’ve had in de-risking up to ten benches in our immediate area. We, ourselves, have drilled five of these benches, and we are proceeding to drill forward in Wolfcamp B and Wolfcamp A and focusing on those.

I better put my glasses on and read my notes. Our most recent drilling has been in the Wolfcamp B. Moving forward, we were finding the over-pressured reservoir of the Wolfcamp B to be quite exciting. We’re having to go close to 15 pound per gallon mud to control the reservoirs.

As we’ve learned from other operators in the area as well as our own operations, we’ve changed our frac techniques by primarily increasing our sand loading. Then, we’ve been more aggressive in our flowback. Currently, our sand loading in our last several wells have been about 2,500 pounds per linear foot. Our next well design is at 2,800 pounds per linear foot.

As you can see, we’ve had some pretty remarkable responses between our Gen-1 over here and our Gen-2 frac sizes. Actually, our type curve, which our entire financial forecasts are based upon, we’ve exceeded it with our last four wells going forward. So, we like that modeling going forward.

One other thing to point out on this particular slide is that the first well we drilled in the Wolfcamp A, we brought on in June of ’14, and it flowed for two and a half years before we had to put it on gas lift last month. We produced 250,000 barrels of oil before we had to go to lift. The over-pressured reservoirs are remarkable reservoirs.

Our financial model is based on conservative spacing. Right now, with conservative spacing, we have approximately 250 additional locations. If we watch the rest of the industry de-risk the denser spacing pattern, we’ll be moving up to about 330 additional locations.

Our primary focus initially is going to be on the development of the deeper portion of the Third Bone Springs down through the Wolfcamp B. We have a two-rig program in place right now. We have two rigs running at the moment.

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Transcript: Rosehill Resources
Trading Under the Symbol: ISDR	IPAA OGIS New York Transcript April 4, 2017

Basically, I’m going through this pretty quick because I think you all know the story of the Permian Basin pretty well. Slide 11 here shows that the economics, of course, are excellent to superior. At $50 oil, we’re looking at rates of return in excess of 50% in all three of these main bodies going forward.

Turn back one, trying to be natural here—if we go forward, a quick look at our reserve profile at the end of last year showed that we had proved producing of about 6 million barrels and total proved of 14 million barrels. In our core area, we have three P reserves of 90 million barrels. This is with the conservative spacing economics, looking at it there.

From our infrastructure capacity, when we first arrived out here in 2012, and our first drilling in ’13 and ’14, we encountered all the expected infrastructure problems associated out here. We had a problem with oil takeaway. We had a problem with gas takeaway. We have now solved those problems.

We are tied in. Our sister company, Gateway Gathering, which will remain with Rosemore has built the oil gathering system and tied it into plains where we have about 9,000 barrels a day of takeaway capacity by pipeline in the Midland and on this particular property. Our gas side, we have tied into the old Regency, which is now Energy Transfer, and we are about to open up a second market available over in Section 20 to allow us to have two markets for our gas takeaway. So from a takeaway capacity, we’re very comfortable.

We’ve also identified that the handling of water in our area, in any of these plays, is crucial. You have to have enough water to frac with, and then you have to be able to dispose of it adequately. We currently have four water disposal wells. We have two water disposal wells planned for this year as well. In addition to that, our water supply has been adequate, and we have frac pits throughout for water impoundment. As a lot of operators are doing now, we’re also looking at recycling produced water so that we can lower our overall water cost as well as using some water for disposal during drilling operations, which is kind of a novel technique that EOG has been using. So, we’re investigating that a good bit.

From an infrastructure standpoint, we will not have to invest any additional dollars in infrastructure. Those dollars will be invested by the former parent company of Tema, which will be Rosemore going forward. The only capacity they have to do, really, is move around some compressors in order to change the gathering system to a high-pressure gathering system.

As you can see, our financial forecast, these are all built on the organic growth of the core asset. As Gary mentioned, the second half of our strategy is going to be mergers and acquisitions. They are not included in any of this. There’s also included in a 28-day well-drilling pattern, and we anticipate with pad drilling that we’ll be able to drive those numbers down into the low 20s.

Finally, as we did this—and again I should re-mention that I showed you the type curve that we were building towards that we’ve exceeded on the last four wells. As we go forward, we anticipate some cost creep on the drilling and completion side, but we have not factored in any efficiencies into the model associated with cost savings on lower drilling days and going forward, so we think they’re going to offset themselves. And not having too much of a crystal ball, we went with that.

This slide is primarily to show you that our team has been able to execute the kind of capital programs that we expect to go forward. In 2013 and ’14, we spent $71 million and $90 million out there drilling. We were fortunate enough to release the rig we had contracted in January of ’15, and we ended up with only one drilled uncompleted well. It helped us get through the downturn. One of the things that attracted KLR to us was our clean balance sheet going forward. We have the team to move forward, and we can be responsive to changes in commodity pricing going forward from a reactionary standpoint.

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Transcript: Rosehill Resources
Trading Under the Symbol: ISDR	IPAA OGIS New York Transcript April 4, 2017

Hedging, we are actively hedging, of course. Currently, we have about 40% of our oil hedged, and we’re more aggressive on the gas side primarily because we’re more bearish on gas pricing and more bullish on oil pricing. From the gas side, though, it is a small component of our overall flow strategy. The Wolfcamp wells we’re bringing in are about 70% oil, 15% NGLs, and 15% gas. So, the gas is a small component. We will actively hedge as we go forward. We’re going to be very cognizant of our debt situation, and so we don’t really have to hedge to offset our debt side of things, but we’re going to be financing relatively debt-light, so to speak.

From a benchmarking standpoint, I think you’ll see that we match up pretty well with some number of competitors. What we’ve really been looking at, and we’ve been telling people at our meetings, is the fact that we look at a combination of acreage cost, more on a dollar per location standpoint than a dollar per acre standpoint. In our area, we have ten benches, and thus we have a lot of locations, so the acreage we sit on is very high-value acreage going forward, so that looks good.

The current production rate right now in the first quarter we averaged about 5,400 to 5,500 barrels of oil equivalent in the first quarter. We’re forecasting to be about 6,100 to 6,300 barrels of oil equivalent in the second quarter. We have two rigs running at the moment.

The real thing I’d like to point out here is the EBITDAX slide but also the production expense slide. By focusing on the water handling, we’ve been able to keep our cost low, and the second thing is the fact that these Wolfcamp wells in primary flow so long, we don’t have to go to artificial lift. So, if we can keep our artificial lift cost down, and we can keep our water handling cost down, it will control our cost long-term.

All our Wolfcamp wells, except one, are still flowing. We have six Avalon wells that are on gas lift at the moment, and one well that’s on a hydraulic jet pump. We’re monitoring all this. We’re trying to control our operating costs to a large extent.

A comparative analysis stacks up pretty well against our peers, as you can see. I don’t know what actually to point out here. The best to do here our enterprise value to production at 80,000 is pretty well in line with the low end of the peer group. I think they stack up pretty well going forward.

We think we’re—at this moment we’ve tried to price ourselves appropriately in the marketplace and look to be an attractive investment for people. We look to grow this company aggressively in the future through acquisitions with KLR as well as develop the organic growth of our properties in Loving County.

With that, I invite questions at the breakout session. I appreciate your attention, and thank you very much.

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